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                       [BRADFORD BANCORP, INC. LETTERHEAD]


                                February 3, 2009


VIA REGULAR MAIL AND EDGAR
--------------------------
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549

Attention:  Mr. William Friar, Division of Corporate Finance

       Re: Registration Statement on Form S-1 (SEC File No. 333-153597) of Bradford Bancorp, Inc.

Ladies and Gentlemen:

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned registrant (the "Registrant") hereby applies to the U.S. Securities and Exchange Commission (the "Commission") for an order granting the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-153597), together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on September 19, 2008.

      The Registrant has determined not to proceed with the transaction covered by the Registration Statement. No securities have been sold or will be sold pursuant to the Registration Statement.

      Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

      Please forward a copy of the order withdrawing the Registration Statement to the undersigned at Bradford Bancorp, Inc., 6910 York Road, Baltimore, Maryland 21212, with a copy to the Registrant's counsel, Kilpatrick Stockton LLP, 607 14th Street, NW, Suite 900, Washington, DC 20005, Attention: Gary R. Bronstein, Esq. If we can be of any further assistance or if you have any questions or require additional information, please do not hesitate to contact Mr. Bronstein or Sean P. Kehoe at 202.508.5800.

      We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

                                Very truly yours,

                                    Bradford Bancorp, Inc.


                                    By: /s/ Dallas R. Arthur
                                        Dallas R. Arthur
                                        President and Chief Executive Officer

cc:   David Lyon, SEC